UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August, 2025

Commission File Number: 1-13546

STMicroelectronics N.V.

(Name of Registrant)

WTC Schiphol Airport
Schiphol Boulevard 265
1118 BH Schiphol Airport
The Netherlands

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

Enclosure: A press release dated August 18, 2025, announcing the results of trading in STMicroelectronics' own shares as part of the previously announced share buy-back program for the period from August 11, 2025, to August 15, 2025.

PR N°C3354C

STMicroelectronics Announces Status of
Common Share Repurchase Program

Disclosure of Transactions in Own Shares – Period from August 11, 2025 to August 15, 2025

AMSTERDAM – August 18, 2025 -- STMicroelectronics N.V. (the “Company” or “STMicroelectronics”), a global semiconductor leader serving customers across the spectrum of electronics applications, announces full details of its common share repurchase program (the “Program”) disclosed via a press release dated June 21, 2024. The Program was approved by a shareholder resolution dated May 22, 2024 and by the supervisory board.

STMicroelectronics N.V. (registered with the trade register under number 33194537) (LEI: 213800Z8NOHIKRI42W10) announces the repurchase (by a broker acting for the Company) on the regulated market of Euronext Paris, in the period between August 11, 2025 to August 15, 2025 (the “Period”), of 300,000 ordinary shares (equal to 0.03% of its issued share capital) at the weighted average purchase price per share of EUR 22.0187 and for an overall price of EUR 6,605,604.00.

The purpose of these transactions under article 5(2) of Regulation (EU) 596/2014 (the Market Abuse Regulation) was to meet obligations arising from share option programmes, or other allocations of shares, to employees or to members of the administrative, management or supervisory bodies of the issuer or of an associate company.

The shares may be held in treasury prior to being used for such purpose and, to the extent that they are not ultimately needed for such purpose, they may be used for any other lawful purpose under article 5(2) of the Market Abuse Regulation.

Below is a summary of the repurchase transactions made in the course of the Period in relation to the ordinary shares of STMicroelectronics (ISIN: NL0000226223), in detailed form.

Transactions in Period

Dates of transaction	Number of shares purchased	Weighted average purchase price per share (EUR)	Total amount paid (EUR)	Market on which the shares were bought (MIC code)
11-Aug-25	60,000	21.6084	1,296,504.00	XPAR
12-Aug-25	60,000	21.8086	1,308,516.00	XPAR
13-Aug-25	60,000	22.2805	1,336,830.00	XPAR
14-Aug-25	60,000	22.2092	1,332,552.00	XPAR
15-Aug-25	60,000	22.1867	1,331,202.00	XPAR
Total for Period	300,000	22.0187	6,605,604.00

Following the share buybacks detailed above, the Company holds in total 18,340,517 treasury shares, which represents approximately 2.0% of the Company’s issued share capital.

In accordance with Article 5(1)(b) of the Market Abuse Regulation and Article 2(3) of Commission Delegated Regulation (EU) 2016/1052, a full breakdown of the individual trades in the Program are disclosed on the ST website (https://investors.st.com/stock-and-bond-information/share-buyback).

About STMicroelectronics

At ST, we are 50,000 creators and makers of semiconductor technologies mastering the semiconductor supply chain with state-of-the-art manufacturing facilities. An integrated device manufacturer, we work with more than 200,000 customers and thousands of partners to design and build products, solutions, and ecosystems that address their challenges and opportunities, and the need to support a more sustainable world. Our technologies enable smarter mobility, more efficient power and energy management, and the wide-scale deployment of cloud-connected autonomous things. We are on track to be carbon neutral in all direct and indirect emissions (scopes 1 and 2), product transportation, business travel, and employee commuting emissions (our scope 3 focus), and to achieve our 100% renewable electricity sourcing goal by the end of 2027. Further information can be found at www.st.com.

For further information, please contact:

INVESTOR RELATIONS:
Jérôme Ramel

EVP Corporate Development & Integrated External Communication

Tel: +41.22.929.59.20

jerome.ramel@st.com

MEDIA RELATIONS:

Alexis Breton

Corporate External Communications

Tel: +33.6.59.16.79.08

alexis.breton@st.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

STMicroelectronics N.V.

Date:	August 18, 2025	By:	/s/ Lorenzo Grandi

		Name:	Lorenzo Grandi
		Title:	President and Chief Financial Officer